DEVINE ENTERTAINMENT
CORPORATION

02 DEC -9 AM 11:21

02060964

United States Securities and
Exchange Commission
Office of International Affairs
Securities and Exchange Commission
450 5th Street N.W.
Mailstop 3 – 2
Washington, D.C.
20549 U.S.A.

November 29, 2002

SUPPL

RE: SEC File # 82-4118

To whom it may concern,

As required under Rule 12g3-2(b), enclosed please find documents relating to Devine Entertainment Corporation to keep our filings up to date.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Please feel free to contact me should you have any questions.

Best wishes,

Karen Mah
General Manager
Devine Entertainment Corporation

Encls.

dlw 1/13

2 Berkeley Street, Suite 504 Toronto, Ontario Canada M5A 2W3 Tel: (416) 364-2282 Fax: (416) 364-1440
Email: devinent@interlog.com Information: www.devine-ent.com Interactive: www.devinetime.com
DVNNF on NASDAQ Bulletin Board DVN on the Toronto Stock Exchange

NEWS *from* H. L. LANZET, INC.

515 Madison Avenue
Suite 5 West
New York, NY 10022

Tel: (212) 888-4570
Fax: (212) 888-4569

FOR IMMEDIATE RELEASE

CONTACT: Richard Mozer, CFO
Devine Entertainment Corporation
(416) 364-2282

Herbert Lanzet/DeeDee Lanzet
H.L. Lanzet, Inc.
(212) 888-4570

DEVINE ENTERTAINMENT REPORTS 3RD QUARTER & NINE MONTH RESULTS

Improved Sales & Pre-Production Indicate Recovery

TORONTO, Ontario, November 29, 2002 — Devine Entertainment Corporation (TSX:DVN) today reported financial results for the three and nine month periods ended September 30, 2002 (all amounts in Canadian dollars). Revenues from the Company's library of films for the three months ended September 30, 2002 increased by 13% to $203,873 as compared to $180,470 for the same period in 2001. The Company reported a net loss for the quarter of $274,408, or $0.02 per share, as compared to a loss of $6,447,637, or a loss of $0.50 per share for the 2001 third quarter. The 2001 third quarter included a write down of investment in films of $6,084,808. Nine month revenues from the Company's library of films were $732,880 as compared to the $766,570 recorded for the same period in 2001. Net loss for the first nine months of 2002 was $592,414, or $0.04 per share, as compared to net loss of $6,640,181, or $0.53 per share for the first nine months of 2001.

The Company's operating expenses in the quarter included a charge of $160,000 for losses resulting from the insolvency of Steeplechase Entertainment, one of the Company's sub-distributors in the United States. While this loss negatively impacted the Company's cash flow for the quarter, the Company has now brought all of Steeplechase's accounts in-house and both sales and profit margins from these accounts are increasing. President and CEO, David Devine, noted "The combination of bringing more high-margin sales in-house and the new agreements announced this quarter with Beyond International and GrandView Castle for certain foreign territories should result in increased sales in fiscal 2003."

The Company has also recently begun pre-production casting and scouting for its first feature film *Puppy Love* and expects to finalize the production financing for the film in the fourth quarter 2002. Principal photography on *Puppy Love* is scheduled for February 2003. *Puppy Love* is a $8.5 million production that is expected to contribute significantly to the Company's revenue and cash flow in fiscal 2003.

Five-time Emmy Award-winning Devine Entertainment Corporation is a developer and producer of high-quality children's and family films designed for worldwide television and cable markets and international home video markets. The Company's interactive history website, www.devinetime.com, was a YAHOO! Canada "Pick of the Week" and won first prize in the Entertainment category at the Atlantic Digital Media Festival.

This press release may contain forward-looking statements relating to the future performance of Devine Entertainment Corporation. Forward-looking statements, specifically those concerning future performance and the achievement of operating profitability are subject to certain risks and uncertainties, and actual results may differ materially. These risks and uncertainties include the Company's limited operating history and fluctuations in revenues; market acceptance of the Company's products and services; competition within the film and entertainment industry and the introduction of new entrants and/or products in the Company's markets; adverse changes in governmental regulations and policies affecting the film and entertainment industry; product development risks and risks of technological change; the risk of unanticipated expenses; and other risks and uncertainties all as described in the disclosure documents filed with securities regulatory authorities in accordance with applicable securities laws. Full financial information and notes relating to this press release are available by contacting info@devine-ent.com

# # #

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

DEVINE ENTERTAINMENT CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS (In Canadian Dollars)

Unaudited – Prepared by Management
FOR THE 9 MONTH PERIOD ENDED SEPTEMBER 30

	Three months ended Sept. 30		Nine months ended Sept. 30	
	2002	2001	2002	2001
REVENUE	$ 203,873	$ 180,470	$ 732,880	$ 766,570
EXPENSES				
Operating	318,077	162,355	769,428	636,192
Amortization				
-film, television programs & recordings	110,568	314,346	424,684	588,759
-equipment	2,088	2,858	6,969	8,968
Interest	47,572	63,740	113,753	109,947
Interest Income	(24)	-	(40)	-
	478,281	543,299	1,314,794	1,313,866
LOSS before the following:	(274,408)	(362,829)	(581,914)	(547,296)
Write-down of investment in film, television programs & recordings	-	(6,084,808)	-	(6,084,808)
LOSS before income taxes	(274,408)	(6,447,637)	(581,914)	(6,632,104)
Income Taxes	-	-	10,500	8,077
NET (LOSS) for the period	$ (274,408)	$(6,447,637)	$ (592,414)	$(6,640,181)
DEFICIT, beginning of period	(9,942,514)	(2,374,609)	(9,624,508)	(2,182,065)
DEFICIT, end of period	(10,216,922)	(8,822,246)	(10,216,922)	(8,822,246)
BASIC AND FULLY DILUTED LOSS per common share	$ (0.02)	$ (0.50)	$ (0.04)	$ (0.53)
WEIGHTED AVERAGE SHARES – BASIC	14,261,838	12,834,915	13,808,189	12,584,915

DEVINE ENTERTAINMENT
CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the third quarter and nine months ending September 30, 2002.

Devine Entertainment Corporation's financial results for the three months ended September 30, 2002, (all amounts in Canadian dollars) reflected an increase in revenues of 13% to $203,873 as compared to $180,470 for the same period in 2001. The Company reported a net loss for the quarter of $274,408, or $0.02 per share, as compared to a loss of $6,447,637, or a loss of $0.50 per share for the 2001 third quarter. The 2001 third quarter included a write down of investment in films of $6,084,808. Nine month revenues from the Company's library of films were $732,880 as compared to the $766,570 recorded for the same period in 2001. Net loss for the first nine months of 2002 was $592,414, or $0.04 per share, as compared to net loss of $6,640,181, or $0.53 per share for the first nine months of 2001.

Operating expenses for the third quarter of 2002 were $318,077 as compared to $162,355 for the same period in 2001. Operating expenses in the quarter included a charge of $160,000 for losses resulting from the insolvency of Steeplechase Entertainment, one of the Company's sub-distributors in the US. While this loss negatively impacted the Company's cash flow for the quarter, the Company has now transferred all of Steeplechase's accounts in-house and both sales and profit margins from these accounts are increasing.

Increasing high-margin in-house sales for US videos and DVD's and the new agreements announced earlier in this quarter with Beyond International and GrandView Castle for certain foreign territories is expected to increase revenues significantly in fiscal 2003. The Company has also recently begun pre-production casting and scouting for its first feature film *Puppy Love* and expects to finalize the production financing for the film in the fourth quarter 2002. Principal photography on *Puppy Love* is scheduled for February 2003. *Puppy Love* is a $8.5 million production that is expected to contribute significantly to the Company's revenue, cash flow and profitability in 2003.

DEVINE ENTERTAINMENT CORPORATION

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002

Unaudited – Prepared by Management

DEVINE ENTERTAINMENT CORPORATION

CONSOLIDATED BALANCE SHEETS

Unaudited – Prepared by Management

September 30, 2002

	September 30 2002	Dec.31 2001
ASSETS		
Cash and term deposits	$ 16,888	$ 149,828
Accounts receivable	164,805	357,487
Prepaid expenses	38,918	57,160
Investment in film, television programs, and recordings (Note 2)	6,532,706	6,631,592
Deferred charges	137,050	72,900
Property and equipment (Note 3)	30,908	36,904
	$ 6,921,275	$ 7,305,871
LIABILITIES		
Bank loans (Note 4)	$ 1,565,481	$ 4,416,305
Accounts payable	503,292	726,628
Accrued liabilities	1,089,114	690,187
Long term debt (Note 5)	4,052,841	1,279,290
Deferred revenue	67,840	108,340
	7,278,568	7,220,750
SHAREHOLDERS' EQUITY		
Capital stock (Note 6)	9,393,316	9,093,316
Contributed Surplus	284,803	284,803
Equity portion of long term debt (Note 5)	181,510	331,510
Deficit	(10,216,922)	(9,624,508)
	(357,293)	85,121
	$ 6,921,275	$ 7,305,871

See accompanying notes to interim consolidated financial statements.

DEVINE ENTERTAINMENT CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS

Unaudited – Prepared by Management

FOR THE 9 MONTH PERIOD ENDED SEPTEMBER 30

	Three months ended Sept. 30		Nine months ended Sept. 30	
	2002	2001	2002	2001
REVENUE	$ 203,873	$ 180,470	$ 732,880	$ 766,570
EXPENSES				
Operating	318,077	162,355	769,428	636,192
Amortization				
- film, television programs and recordings	110,568	314,346	424,684	558,759
- equipment	2,088	2,858	6,969	8,968
Interest	47,572	63,740	113,753	109,947
Interest income	(24)	-	(40)	-
	478,281	543,299	1,314,794	1,313,866
LOSS before the following:	(274,408)	(362,829)	(581,914)	(547,296)
Write-down of investment in film, television programs and recordings	-	(6,084,808)	-	(6,084,808)
LOSS before income taxes	(274,408)	(6,447,637)	(581,914)	(6,632,104)
Income taxes	-	-	10,500	8,077
NET LOSS for the period	$ (274,408)	$(6,447,637)	$ (592,414)	$(6,640,181)
DEFICIT, beginning of period	(9,942,514)	(2,374,609)	(9,624,508)	(2,182,065)
DEFICIT, end of period	(10,216,922)	(8,822,246)	(10,216,922)	(8,822,246)
BASIC AND FULLY DILUTED LOSS per common share **(Note 7)**	**$ (0.02)**	**$ (0.50)**	**$ (0.04)**	**$ (0.53)**
THE WEIGHTED AVERAGE SHARES – BASIC	14,261,838	12,884,915	13,808,189	12,584,915

See accompanying notes to interim consolidated financial statements.

DEVINE ENTERTAINMENT CORPORATION

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE 9 MONTH PERIODS ENDED SEPTEMBER 30

(Unaudited – Prepared by Management)

	Three months ended Sept 30		Nine months ended Sept 30	
	2002	2001	2002	2001
OPERATING ACTIVITIES				
Receipts from customers	$ 285,850	$ 195,080	$ 839,154	$ 516,082
Payment of income taxes	-	-	(10,500)	1,101,309
Payments to suppliers and employees	(257,476)	(333,077)	(904,355)	(1,089,803)
Interest paid	(42,146)	(25,585)	(129,033)	(68,546)
Interest earned	24	97	40	71,180
	(13,748)	(163,485)	(204,694)	530,222
FINANCING ACTIVITIES				
Net proceeds (repayments from bank loans) and note payable	12,694	200,130	(77,273)	(1,003,670)
Advances from related party	(24,402)	-	-	-
Net repayment of convertible debentures	-	-	-	(25,000)
	(11,708)	200,130	(77,273)	(1,028,670)
INVESTING ACTIVITIES				
Issuance of common shares	-	-	150,000	-
Purchase of capital assets	(973)	(747)	(973)	(2,966)
	(973)	(747)	149,027	(2,966)
CHANGE IN CASH AND TERM DEPOSITS	(26,429)	35,898	(132,940)	(501,414)
CASH AND TERM DEPOSITS Beginning of period	43,317	210,468	149,828	747,780
CASH AND TERM DEPOSITS End of period	16,888	246,366	16,888	246,366

See accompanying notes to interim consolidated financial statements.

EVINE ENTERTAINMENT CORPORATION

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002
Unaudited – Prepared by Management

1. BASIS OF PRESENTATION

These interim financial statements should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended December 31, 2001. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles. They have been prepared using the same accounting policies and methods as those used in the December 31, 2001 accounts.

The preparation of interim financial in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENT IN FILM, TELEVISION PROGRAMS AND RECORDINGS

	September 30, 2002			Dec.31, 2001
	Cost	Accumulated Amortization	Net	Net
Completed and acquired projects	$10,460,120	$ 5,279,713	$5,180,407	$5,647,014
Projects in progress	1,352,299	-	1,352,299	984,578
	$11,812,419	$5,279,713	$6,532,706	$6,631,592

The company has reduced its investment in film and television programs by anticipated film production tax credits in the amount of $2,538,000 (2001 - $2,538,000). The film production tax credits are subject to federal and provincial government audits.

3. PROPERTY AND EQUIPMENT

	September 30, 2002			2001
	Cost	Accumulated Amortization	Net	Net
Computer and editing equipment	$160,922	$141,194	$ 19,728	$ 23,725
Furniture and fixtures	57,446	46,266	11,180	13,179
	$218,368	$187,460	$ 30,908	$ 36,904

4. BANK LOANS

	Sept 30, 2002	Dec.31,2001
Term loan bearing interest at 6 3/4% per annum, repayable in monthly payments of $4,200 plus interest, secured by a general security agreement, an assignment of insurance and guarantees by the officers of the company for $30,000.	$ 4,200	$ 4,200
Non-revolving term line of credit to a maximum of $3,155,463, bearing interest at 1 1/2% per annum above Banque Nationale de Paris (Canada) Canadian prime. This loan is partially re-payable by assignment of government film tax credits in the approximate amount of $1,450,000 and is secured by a "first ranking" general security agreement on all present and future assets of Devine Entertainment Corporation, a pecuniary loss indemnity insurance policy in the amount of $2,280,000, a laboratory pledgeholder agreement and insurance coverage.	1,132,801	1,155,427
Term loan bearing interest at 3% per annum above the Business Development Bank of Canada floating lease rate, repayable in monthly payments of $10,400 plus interest, secured by a general security agreement and joint and several guarantees of two key officers of the company for 15% of outstanding balance of the loan. The company has committed to pay an additional .1252% of the consolidated revenues of the company for each year the loan is outstanding which will be included as interest costs.	270,400	280,800
Term loan bearing interest at 1% per annum above the Business Development Bank of Canada floating lease rate, repayable in monthly payments of $4,160, secured by a general security agreement and joint and several guarantees of two key officers of the company for 15% of outstanding balance of the loan	158,080	162,240
Carried forward...........	$1,565,481	$1,602,667

DEVINE ENTERTAINMENT CORPORATION

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002
Unaudited – Prepared by Management

4. BANK LOANS (Continued)

	Sept 30, 2002	Dec. 31, 2001
Brought forward...........	$1,565,481	$1,602,667
Demand loans bearing interest at 1.5% per annum above Royal Bank prime, secured by a first general security agreement, assignment, direction and acknowledgment agreements in respect of each of the license agreements, pecuniary loss indemnity, postponement of guarantors' claims, completion bond, assignment of federal and Ontario tax credits, assignment of mortgage of distributor's rights, assignment of copyright and any and all future revenue with respect to commercial exploitation of "The Inventors' Specials" television programs and a security interest in all rights in and to "The Inventors' Specials" television programs. During 1999, the Royal Bank made claims against the insurance company for repayment of these loans. If successful, the insurance company will assume these loans from the bank. There are covenants on these bank loans which, if violated, would render the loans immediately payable. On February 26, 2002, the bank debt was assigned to third party investors. See note 5 (c).	-	2,813,638
	$1,565,481	$4,416,305

The aggregate amount of payments on long-term bank loans in the next five years is noted below.

2002	1,180,681
2003	174,720
2004	164,320
2005	45,760
2006	-

Interest on the above term loans, for the three-month period ended September 30, 2002, totalled $31,523 (2001 - $41,100).

DEVINE ENTERTAINMENT CORPORATION

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2002
Unaudited – Prepared by Management

5. LONG TERM DEBT

	Sept 30, 2002	Dec.31, 2001
Convertible debentures (a)	$ 1,279,290	$ 1,279,290
Advance from company (b)	-	-
Long term debt (c)	2,773,551	-
	$ 4,052,841	$ 1,279,290

(a) Convertible Debentures

	Sept 30,2002	Dec.31,2001
Principal		
- February 1996 (i)	75,000	75,000
- December 2000 (ii)	550,000	550,000
- December 2000 (iii)	835,800	835,800
	1,460,800	1,460,800
Less - equity component	(181,510)	(181,510)
	$1,279,290	$ 1,279,290

(i) The company issued a 7.5% $100,000 redeemable convertible subordinated debenture in February 1996. This debenture was to mature on December 31, 2000. The debenture was convertible at the holder's option into common shares at any time prior to maturity at a conversion rate of $1.50 per share.

Management renegotiated repayment terms of this debenture at an increased interest rate of 10% payable in four quarterly payments during 2001 of $25,000 plus interest. The first instalment was made in April 2001. The company is still in default on the second, third and fourth instalments. As at September 30, 2002 there remains an outstanding balance of $75,000 on this debenture.

(ii) The company issued 550,000 units of debentures and warrants in December 2000 for $550,000 less costs of $85,000 for net proceeds to the company of $465,000. Each unit consists of a $1.00 debenture and 1 immediately separable warrant. The redeemable, convertible, subordinated debentures mature on December 31, 2005, bear interest at 10.5% per annum, payable semi-annually. The debentures are convertible at the holders' option into common shares at any time prior to maturity on the basis of one common share per $0.50 principal amount of debenture. The debentures are subordinated to certain senior indebtedness of the company. The annual interest requirement on the debenture is $57,750.

5. **LONG TERM DEBT** (Continued)

(a) Convertible Debentures (Continued)

(iii) On December 19, 2000, the company obtained the approval of the holders of the 7.5% debentures issued December 1995 to: (i) extend the maturity date to December 31, 2002; (ii) reduce the conversion rate to $0.50 per common share; (iii) increase the rate of interest applicable to 10.5% per annum; (iv) issue to the holders of the debentures one warrant for each $1.00 principal amount held by such holder; and (v) to secure the 7.5% debentures by way of a floating charge over all of the company's assets, such floating charge to be subordinated to all existing and future "Senior Indebtedness" and "Permitted Encumbrances" and to rank pari passu with identical security to be granted to holders of up to $1,000,000 principal amount of convertible debentures issued by the company on December 21, 2000.

(b) Advance from Company	Sept 30,2002	Dec.31,2001
Principal		
Issued		
- October 2001 (i)	150,000	150,000
- February 2002 (i)	150,000	-
Less		
- Equity component	-	(150,000)
- Converted to common shares	(300,000)	-
	-	

(i) In October 2001, the company received $150,000 from an investor for common shares and warrants to be issued in the future. An additional $150,000 was received in February 2002. On April 25, 2002, the common shares and warrants were issued and reallocated from equity component of long-term debt.

(c) Long term Loan

On February 26, 2002, an agreement was made between the Royal Bank and third party investors. The investors acquired the Royal bank loan of $2,773,551. The terms of the loan remain the same; demand loans bearing interest at 1.5% per annum above Royal Bank prime, secured by a first general security agreement, assignment, direction and acknowledgment agreements in respect of each of the license agreements, pecuniary loss indemnity, postponement of guarantors' claims, completion bond, assignment of federal and Ontario tax credits, assignment of mortgage of distributor's rights, assignment of copyright and any and all future revenue with respect to commercial exploitation of "The Inventors' Specials" television programs and a security interest in all rights in and to "The Inventors' Specials" television programs.

6. COMMITMENT

(a) The company leases its premises under an agreement expiring May 31, 2004. The annual commitments including occupancy costs are noted below.

2002	54,000
2003	57,000
2004	24,000

(b) The company has employment agreements with various principal officers and employees. The agreements provide for minimum salary levels.

(c) The company has entered into contractual agreements for creative talent related to future film production.

7. EARNINGS PER COMMON SHARE

Earnings per common share have been calculated using the weighted average number of participating shares outstanding during the relevant period. For the nine-month period ended September 30, 2002, the weighted average number of participating basic shares outstanding was 13,808,189 (2001 – 12,584,915). For the three-month period ended September 30, 2002, the weighted average number of participating basic shares outstanding was 14,261,838 (2001 – 12,884,915). No material dilution of these per share amounts would result if all the outstanding options and warrants were exercised and debentures converted. For the period ended September 30, 2002 options to purchase 2,072,000 common shares, warrants to purchase 2,212,723 common shares and convertible debentures outstanding were not included in the calculation of fully diluted earnings per share because of their anti-dilutive effect.

8. CAPITAL STOCK

The changes in the capital structure of the company during the nine-month period ended September 30, 2002 are as follows:

a) On April 25, 2002 1,076,923 common shares were issued for proceeds of $300,000, which had been received in two payments of $150,000 in November 2001 and February 2002.

b) In addition to the issuance of common shares, 826,923 warrants were issued with the option to purchase common shares at $0.40 per share up to and including April 30, 2005.